



SEC 05041248 MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER BUCKFIRE YING + Co., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVE
(No. and Street)

NEW YORK NY 10177
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ELPERN 212-895-1840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAHONEY COHEN & COMPANY
(Name – *if individual, state last, first, middle name*)

1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-24-2005

OATH OR AFFIRMATION

I, MICHAEL ELCORN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER BUCKFIRE YING & Co., LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE NUNNS
Notary Public, State of New York
No. 01NU6117939
Qualified in New York County
Commission Expires November 1, 2008

Signature

CFO
Title

Michelle Nunns
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER BUCKFIRE YING & CO., LLC

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

December 31, 2004

"Public"



MILLER BUCKFIRE YING & CO., LLC

Index





MAHONEY COHEN & COMPANY, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

To the Member of
Miller Buckfire Ying & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire Ying & Co., LLC as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Miller Buckfire Ying & Co., LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
January 21, 2005

1065 AVENUE OF THE AMERICAS NEW YORK, NY 10018 TEL 212 790-5700 FAX 212 398-0267 WWW.MAHONEYCOHEN.COM

INDEPENDENT MEMBER OF BKR INTERNATIONAL

MILLER BUCKFIRE YING & CO., LLC
Statement of Financial Condition
December 31, 2004

ASSETS

Current assets:	
Cash and cash equivalents	$ 18,317,508
Accounts receivable	1,857,708
Prepaid expenses and other	71,050
Total current assets	20,246,266
Property and equipment, net (Note 4)	977,756
Restricted cash (Note 8)	879,592
Other assets	97,718
	$ 22,201,332

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable	$ 3,129,194
Income taxes payable	665,000
Deferred revenue	6,489,849
Accrued expenses	5,450
Total liabilities	10,289,493
Commitments and contingencies (Note 8)	
Member's capital	11,911,839
	$ 22,201,332

See accompanying notes

Note 1 - Nature of Business

Miller Buckfire Lewis Ying & Co., LLC (the "Company") was organized in Delaware on April 30, 2002, and through a merger with RPI Securities, Inc., an existing inactive Delaware corporation, the Company became a registered broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. In January 2005, the Company changed its name to Miller Buckfire Ying & Co., LLC. The Company is a wholly-owned subsidiary of MBL Advisory Group, LLC (the "Member") and is an investment bank, providing strategic and financial advisory services, focusing on complex restructuring transactions, mergers and acquisitions and financings. The Company does not hold funds or securities for, nor owe funds or securities to, any of its customers.

Because the Company is a limited liability company, no member, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

The Company will dissolve, and its affairs will be wound up, upon the first to occur of the following: (a) the written consent of the Member, (b) the resignation, expulsion, bankruptcy or dissolution of the Member, or (c) the entry of a decree of judicial dissolution.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by accelerated methods over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives.



Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

A limited liability company is not a tax paying entity at the corporate level for federal and state purposes. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. The Company is subject to a New York City Unincorporated Business tax.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains a cash balance at a bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. To date, the Company has not experienced any losses on such amounts.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and geographic dispersion of revenue. Credit losses have been within management's expectations.

Note 4 - Property and Equipment

Property and equipment consists of:

Leasehold improvements	$ 393,442
Furniture and fixtures	279,233
Computer equipment	508,264
Software	60,127
	1,241,066
Less: Accumulated depreciation and amortization	263,310
	$ 977,756



Note 5 - 401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Employer contributions are discretionary.

Note 6 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k (2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $7,664,217, which exceeded the minimum requirement of $685,966 by $6,978,251. The Company's ratio of aggregate indebtedness to net capital was 1.34 to 1.

Note 8 - Commitments and Contingencies

Operating Leases

The Company rents office space in New York under operating leases expiring in various years through July 2014. The future minimum lease payments are as follows:

Year Ending December 31,	
2005	$ 927,000
2006	956,000
2007	968,000
2008	952,000
2009	791,000
Thereafter	3,762,000
	$ 8,356,000



Note 8 - Commitments and Contingencies (Continued)

Office Services Agreement

The Company has an office services agreement with a third party. Under the terms of the agreement, the third party provides desktop publishing, equipment and office services functions to the Company through March 2005. Future minimum payments required under the agreement for the year ending December 31, 2005 are $140,000.

Employment Agreements

The Company has employment agreements with certain employees that require payments of $1,950,000 in the aggregate for the year ending December 31, 2005.

Letters of Credit

The Company was contingently liable for irrevocable standby letters of credit to its landlord for approximately $868,000, secured by cash.



SUPPLEMENTARY INFORMATION



MILLER BUCKFIRE YING & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2004

Net capital:	
Total member's capital	$ 11,911,839
Deductions:	
A. Restricted cash	879,592
B. Accounts receivable	1,857,708
C. Prepaid expenses and other	71,050
D. Property and equipment, net	977,756
E. Other assets	97,718
Total deductions	3,883,824
Net capital before haircuts on securities	8,028,015
Haircuts on securities:	
A. Money market funds	363,798
Net capital	$ 7,664,217
Aggregate indebtedness:	
Items included in the statement of financial condition:	
Accounts payable	$ 3,129,194
Income taxes payable	665,000
Deferred revenue	6,489,849
Accrued expenses	5,450
Total aggregate indebtedness	$ 10,289,493
Computation of basic net capital requirement:	
Minimum net capital required	$ 685,966
Excess net capital at 1,500 percent	$ 6,978,251
Excess net capital at 1,000 percent	$ 6,635,268
Ratio: Aggregate indebtedness to net capital	1.34 to 1



MILLER BUCKFIRE YING & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Concluded)
as of December 31, 2004

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,403,730
Audit adjustment to reverse out holdback adjustments	1,259,988
Miscellaneous adjustment	499
Net capital per above	$ 7,664,217
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 11,549,481
Audit adjustment to reverse out holdback adjustments	(1,259,988)
Aggregate indebtedness per above	$ 10,289,493

